FORM 51–102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Tahoe Resources Inc. (“Tahoe” or the “Company”)
5310 Kietzke Lane, Suite 200
Reno, Nevada
89511

Item 2	Date of Material Change

January 1, 2017

Item 3	News Release

A news release was disseminated on January 3, 2017, through the facilities of CNW Group and subsequently filed on SEDAR.

Item 4	Summary of Material Change

On January 3, 2017, the Company announced the appointment of Chuck Jeannes to the Company’s Board of Directors, effective January 1, 2017.

Item 5	Full Description of Material Change

On January 3, 2017, the Company announced the appointment of Chuck Jeannes to the Company’s Board of Directors, effective January 1, 2017.

Mr. Jeannes brings over 30 years of mining industry experience to Tahoe. Most recently, he served as President and CEO of Goldcorp Inc. Before assuming that role, he served as Goldcorp’s Executive Vice-President, Corporate Development. Mr. Jeannes joined Goldcorp in November 2006 following the Company’s merger with Glamis Gold Ltd., where he held a number of senior positions. Prior to joining Glamis, he served as Vice President of Placer Dome Inc. and also practiced law for 11 years, specializing in mining transactions. Mr. Jeannes holds a B.A. degree from the University of Nevada (1980) and graduated from the University of Arizona College of Law with honors in 1983.

Item 5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

Edie Hofmeister
Vice President Corporate Affairs and General Counsel
Telephone: (775) 448-5800

Item 9	Date of Report

January 9, 2017